Exhibit (a)(3)

March 2, 1999

TO:          UNIT HOLDERS OF OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

         As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"), MacKenzie Patterson Special Fund, L.P.; MacKenzie Specified Income Fund, L.P.; MacKenzie Fund VI, L.P.; Accelerated High Yield Institutional Investors, L.P.; Previously Owned Partnerships Income Fund II, L.P.; MP Income Fund 12, LLC; MP Income Fund 14, LLC ; Cal-Kan, Inc. (collectively the "Purchasers") are offering to purchase up to 2,425 Assignee Units of limited partnership interest (the "Units") in Oxford Residential Properties I Limited Partnership, a Maryland limited partnership (the "Partnership") at a purchase price equal to:

                                  $550 per Unit

        The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in Oxford Residential Properties I Limited Partnership without the usual transaction costs associated with market sales or partnership transfer fees.

         After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (the yellow form)and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

MacKenzie Patterson, Inc.,
1640 School Street
Moraga, California 94556
Telecopy: (925) 631-9119

         If you have any questions or need assistance, please call the Depository at 800-854-8357.

               This Offer expires (unless extended) April 9, 1999




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